METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
 DIVIDENDS

	The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.

			Year Ended
			September 30
			(Dollars in Thousands)
	1995	1994	1993	1992	1991
Income (loss) before extra-
	ordinary item................	$6,303	$ 5,478	$8,303	$ 2,927	$   179
Add:
	Interest.....................	16,381	19,895	19,442	21,299	21,504
	Taxes (benefit) on income....	3,108	4,422	1,871	213
Adjusted Earnings...............	$25,792	$28,365	$32,167	$26,097	$21,896
Preferred stock dividend require-
	ments........................	$ 4,038	$ 3,423	$3,313	$ 3,399	$ 4,072
Ratio factor of income after
	provision for income taxes to
	income before provision for
	income taxes.................	67%	66%	66%	64%	63%

Preferred stock dividend factor on
	pretax basis.................	6,006	5,220	5,020	5,311	6,463
Fixed Charges
	Interest.....................	16,381	19,895	19,442	21,299	21,504
	Capitalized Interest.........	2,730	2,152	3,013	270
	Fixed charges and preferred
	stock dividends.............	$25,117	$27,267	$27,475	$26,880	$27,967
Ratio of Adjusted Earnings to
	Fixed Charges and Preferred
	Stock Dividends..............		    1.03		1.04		1.17			.97			.78